UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 18, 2016

Interval Leisure Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34062	26-2590997
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

6262 Sunset Drive,
Miami, Florida	33143
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (305) 666-1861

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed on a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Interval Leisure Group, Inc. (the “Company”) on November 3, 2015 (the “8-K”), the Company entered into (i) an Agreement and Plan of Merger, dated as of October 27, 2015  (the “Original Merger Agreement”), with Iris Merger Sub, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) and Vistana Signature Experiences, Inc. (“Vistana”), pursuant to which the Company will acquire the vacation ownership business of Starwood (the “Vistana Business”), and (ii) a Separation Agreement, dated as of October 27, 2015  (the “Original Separation Agreement”), with Starwood and Vistana, pursuant to which Starwood will, among other things, transfer the Vistana Business to Vistana (the “Reorganization”) and, thereafter, will distribute (the “Spin-Off”) to Starwood common stockholders all of the issued and outstanding shares of common stock, par value $0.01 per share, of Vistana (the “Vistana Common Stock”).  In accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Vistana (the “Merger”) immediately following the Spin-Off, with Vistana continuing as the surviving company in the Merger and as a wholly-owned subsidiary of the Company.

The terms of the Original Separation Agreement provided that the parties would discuss in good faith amending the terms of the Original Separation Agreement, the Original Merger Agreement and any other applicable ancillary agreement, and entering into such other agreements and documents as may be reasonably necessary, to provide that in lieu of funding the Distribution Date Payment (as hereinafter defined) through Vistana’s entry into a credit facility, the parties would effect an alternate transaction structure (the “Alternate Structure”), pursuant to which the Company or one or more of its subsidiaries would purchase for cash certain assets of the Vistana Business directly from subsidiaries of Starwood.  Subsequent to the execution of the Original Separation Agreement, the parties determined to effect the Alternate Structure.  In connection therewith, on April 18, 2016, (i) the Company, Starwood and Vistana entered into an Amended and Restated Separation Agreement (the “Amended and Restated Separation Agreement”), which amends and restates in its entirety the Original Separation Agreement,  and (ii) the Company, Merger Sub, Starwood and Vistana entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”), which amends and restates in its entirety the Original Merger Agreement, each as further described below.

Amended and Restated Separation Agreement

The Amended and Restated Separation Agreement amended the Original Separation Agreement to provide, among other things, for consummation of the Alternate Structure through the purchase, immediately prior to the Spin-Off, by one or more of the Company’s subsidiaries (“ILG Subsidiary Buyer”) of certain assets (the “Purchased Assets”) of the Vistana Business (comprised of the equity interests of seven Mexican legal entities and, if applicable, Westin St. John Hotel Company, Inc. (“WSJ”) and/or all or a portion of a note receivable owed by WSJ) from certain indirect subsidiaries of Starwood (such transaction, the “Asset Purchase”). The purchase price for the Purchased Assets is the fair market value thereof as determined based on a third-party valuation report and subject to certain post-closing adjustments (the “Asset Purchase Price”).  The Amended and Restated Separation Agreement sets forth the terms and conditions of the Asset Purchase and includes customary representations, warranties and covenants relating to title to the Purchased Assets and transfer of such title in connection with the Asset Purchase.  In addition, in connection with the Asset Purchase, the Amended and Restated Separation Agreement added the following conditions to the Spin-Off: (i) the Company shall have paid on behalf of ILG Subsidiary Buyer, or caused ILG Subsidiary Buyer to pay, the Asset Purchase Price, (ii) ILG Subsidiary Buyer shall have received all of the right, title and interest in, to and under the Purchased Assets, (iii) Vistana shall have made a distribution, if applicable based on the amount of the cash payment, subject to certain adjustments with respect to capital spend for, and net operating cash flow of, the Vistana Business, thereunder (the “Distribution Date Payment”), in an amount equal to the Distribution Date Payment less the Asset Purchase Price and (iv) each of the Company, Starwood and Vistana shall have complied (or shall have caused its applicable subsidiaries to comply) in all material respects with its respective obligations (other than the obligations in clauses (i) and (ii)) in connection with the Asset Purchase.

In addition to setting forth the terms of the Asset Purchase, the Amended and Restated Separation Agreement amended the Original Separation Agreement to address certain other miscellaneous items, including to: (i) provide for the distribution, in connection with the Spin-Off, of all of the Vistana Common Stock to — in addition to holders of Starwood common stock as of the record date for the Spin-Off (who were already entitled to receive Vistana Common Stock in the Spin-Off pursuant to the terms of the Original Separation Agreement) — the holders of units of

SLC Operating Limited Partnership, a Delaware limited partnership and subsidiary of Starwood entitled to such distribution in connection with the Spin-Off (the “Partnership Holders”), (ii) provide for certain cash amounts to be held by the entities comprising the Vistana Business as of the closing and for a corresponding increase to the Distribution Date Payment by the estimate of such amounts, subject to a post-closing adjustment based on the cash amounts actually held by such entities as of the closing (iii) provide for reimbursement of certain costs incurred by Starwood in connection with the separation of the Vistana Business as separation expenses and (iv) clarify or adjust, as applicable, certain procedures and the timing of certain events relating to the Reorganization, Spin-Off and Asset Purchase to provide for an anticipated closing of the transaction on April 30, 2016.

All other terms of the Original Separation Agreement, which was filed as Exhibit 2.2 to the 8-K, remain substantially the same in the Amended and Restated Separation Agreement.

Amended and Restated Merger Agreement

The Amended and Restated Merger Agreement amended the Original Merger Agreement to, among other things:
(i) provide for consummation of the Asset Purchase, (ii) provide for the receipt, in connection with the Merger, of shares of common stock of the Company by — in addition to holders of Starwood common stock as of the record date for the Spin-Off (who were already entitled to receive common stock of the Company in the Merger pursuant to the terms of the Original Merger Agreement) — the Partnership Holders, (iii) provide for the Company’s appointment of a transfer agent reasonably acceptable to Starwood to facilitate distribution to the holders of Vistana Common Stock of book-entry authorizations representing shares of common stock of the Company in connection with the Merger, (iv) permit the acceleration of vesting of restricted stock and restricted stock unit awards held by employees of the Vistana Business that would otherwise vest, in accordance with the terms of such stock and stock unit awards in effect at the time of their issuance, between March 25, 2016 and April 16, 2016, if such employees were to remain continuously employed and (v) clarify or adjust, as applicable, certain procedures and the timing of certain events relating to the Spin-Off, Asset Purchase and Merger to provide for an anticipated closing of the transaction on April 30, 2016.

All other terms of the Original Merger Agreement, which was filed as Exhibit 2.1 to the 8-K, remain substantially the same in the Amended and Restated Merger Agreement.

Employee Matters Agreement Amendment

Also as previously disclosed, on October 27, 2015, the Company entered into an Employee Matters Agreement (the “Employee Matters Agreement”) with Starwood and Vistana, to govern, among other things, Starwood’s, Vistana’s and the Company’s obligations with respect to current and former employees of the Vistana Business.

The Company entered into an amendment to the Employee Matters Agreement (the “Employee Matters Agreement Amendment”), by and among the Company, Starwood and Vistana, on April 18, 2016.  The Employee Matters Agreement Amendment amended the Employee Matters Agreement to, among other things: (i) provide for the transition on April 1, 2016 of the health and welfare benefits of the employees of the Vistana Business from plans sponsored by Starwood to plans sponsored by Vistana (including with respect to COBRA continuation coverage for former employees of the Vistana Business and their qualified beneficiaries), (ii) provide that after the closing of the transaction, the employees of the Vistana Business will be eligible to participate in a qualified defined contribution retirement plan sponsored by the Company that has the same employer-matching and vesting provisions as the defined contribution retirement plan sponsored by Starwood in which such employees participated prior to the closing of the transaction, (iii) address the transition of certain benefits under a deferred compensation plan maintained by Starwood to one maintained by the Company and  (iv) provide that on and after April 1, 2016, neither Vistana nor the Company will be required to provide a dependent care flexible spending account for the benefit of the employees of the Vistana Business.

Other than as expressly modified by the Employee Matters Agreement Amendment, the Employee Matters Agreement remains in full force and effect as originally executed on October 27, 2015.

The foregoing descriptions of the Amended and Restated Separation Agreement, the Amended and Restated Merger Agreement, the Employee Matters Agreement Amendment and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to such agreements which are filed as Exhibit 2.1, Exhibit 2.2 and Exhibit 10.1 hereto, respectively, and are incorporated in this Item 1.01 by reference.  The Company will furnish supplementally to the SEC a copy of any omitted schedule or exhibit to such agreements upon request.

The Amended and Restated Separation Agreement, the Amended and Restated Merger Agreement, the Employee Matters Agreement Amendment and the above descriptions of the Amended and Restated Separation Agreement, the Amended and Restated Merger Agreement and the Employee Matters Agreement Amendment have been included to provide investors and security holders with information regarding the terms of the Amended and Restated Separation Agreement, the Amended and Restated Merger Agreement and the Employee Matters Agreement Amendment.  They are not intended to provide any other factual information about the Company, Merger Sub, Starwood or Vistana, their respective subsidiaries and affiliates, or the Vistana Business.  The Amended and Restated Merger Agreement contains representation and warranties of the Company and Merger Sub. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Original Merger Agreement as of a specific date.  The disclosure letters contain information that modifies, qualifies and creates exception to the representations and warranties set forth in the Amended and Restated Merger Agreement.  Moreover, the representations and warranties in the Amended and Restated Merger Agreement and the Amended and Restated Separation Agreement were made solely for the benefit of the other parties to the Amended and Restated Merger Agreement and the Amended and Restated Separation Agreement, respectively, and were used for the purpose of allocating risk among the respective parties.  Therefore, investors and security holders should not treat them as categorical statements of fact.  Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors and were made only as of the date specified in the Amended and Restated Merger Agreement or the Amended and Restated Separation Agreement, as applicable, and are subject to more recent developments.  Accordingly, investors and security holders should read the representations and warranties in the Amended and Restated Merger Agreement and the Amended and Restated Separation Agreement not in isolation but only in conjunction with the other information about the Company and Starwood and their subsidiaries that the respective companies include in reports and statements they file with the SEC.

Item 8.01 Other Events.

In connection with the Spin-Off and Merger, Starwood expects to receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the Spin-Off should qualify as a reorganization under Sections 368(a) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Merger should qualify as a reorganization under Section 368(a) of the Code, and the Company expects to receive an opinion of Weil, Gotshal & Manges LLP to the effect that the Merger should qualify as a reorganization under Section 368(a) of the Code.  No opinion is being obtained, however, with respect to the application of Section 355(e) of the Code to the Spin-Off.

The Company and holders of Company common stock generally would not recognize any gain or loss for U.S. federal income tax purposes in the Merger. For a general discussion of the tax consequences of the Spin-Off and Merger to U.S. holders (as defined in the Registration Statement on Form S-4 (File No. 333-208567) filed by the Company with the SEC (as amended, the “Registration Statement”)) of Starwood common stock, see the discussion in the Registration Statement under the heading “U.S. Federal Income Tax Consequences of the Distribution and Merger— Treatment of the Distribution and Merger—Tax-Free Distribution and Merger.”

Generally, any gain or loss realized by a non-U.S. holder on an exchange of a “U.S. real property interest” under the Code (pursuant to provisions commonly known as “FIRPTA”) should be recognized and subject to current U.S. federal income tax as income that is effectively connected with the conduct of a U.S. trade or business of such non-U.S. holder (“FIRPTA tax”).  For this purpose, a non-U.S. holder is a nonresident alien individual or a corporation, partnership, estate or trust that is not a U.S. holder.  An exception to this rule provides generally that if a U.S. real property interest is exchanged for another U.S. real property interest in a transaction otherwise qualifying for tax-free treatment under the Code, then the FIRPTA tax will not apply.

Since the Vistana Common Stock  received by Starwood common stockholders and Partnership Holders in the Spin-Off is expected to constitute a U.S. real property interest under these rules but the Company common stock received in exchange therefor is generally not expected to constitute a U.S. real property interest, any gain realized by a non-U.S. holder on the disposition of the Vistana Common Stock in the Merger generally should be subject to FIRPTA tax even if the Spin-Off and Merger qualify as reorganizations under the Code.  As a result, the non-U.S. holder generally should be required to file a U.S. federal income tax return with the Internal Revenue Service (the “IRS”) to report such income (or include such income on the U.S. federal income tax return the non-U.S. holder may otherwise be required to file with the IRS).  A withholding tax equal to 15% of the amount realized on the disposition of the Vistana Common Stock (i.e., the fair market value of the Company common stock received by a holder in the Merger, including the fair market value of any fractional share of Company common stock deemed to be received) generally will also be required (the “FIRPTA withholding tax”).  A U.S. holder may eliminate the FIRPTA withholding tax in respect of its receipt of Company common stock in the Merger by certifying in writing (under penalties of perjury) to the person required to make the FIRPTA withholding that such holder is not a non-U.S. holder, and providing its U.S. taxpayer identification number (social security number for individuals and U.S. employer identification number in all other cases), address and certain other information, or by providing such other information, as is satisfactory to the person required to make the FIRPTA withholding, to establish such holder’s status as a U.S. holder.  A non-U.S. holder generally should expect the FIRPTA withholding tax to be made in respect of its receipt of Company common stock in the Merger unless such non-U.S. holder qualifies for an exemption and provides appropriate certification to the person required to withhold.  If the FIRPTA withholding tax made in respect of Company common stock exceeds the holder’s U.S. federal income tax liability with respect thereto, a holder may be entitled to a refund or credit against such holder’s U.S. federal income tax liability, provided that certain required information is timely provided to the IRS.  Starwood common stockholders and Partnership Holders should consult their tax advisors concerning the application of FIRPTA and the FIRPTA withholding tax to the receipt of Company common stock in the Merger.

Item 9.01  Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

2.1	Amended and Restated Separation Agreement, dated as of April 18, 2016, by and among Interval Leisure Group, Inc., Starwood Hotels & Resorts Worldwide, Inc. and Vistana Signature Experiences, Inc.
2.2

Amended and Restated Agreement and Plan of Merger, dated as of April 18, 2016, by and among Interval Leisure Group, Inc., Iris Merger Sub, Inc., Starwood Hotels & Resorts Worldwide, Inc. and Vistana Signature Experiences, Inc.

10.1	Amendment to Employee Matters Agreement, dated as of April 18, 2016, by and among Interval Leisure Group, Inc., Starwood Hotels & Resorts Worldwide, Inc. and Vistana Signature Experiences, Inc.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including statements as to the expected timing, completion and effects of the Merger, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed Merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of the Company, Vistana and Starwood and are subject to significant risks and uncertainties outside of the Company’s control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended and Restated Merger Agreement, (2) the risk that Company stockholders may not approve the issuance of the Company common stock in connection with the proposed Merger, (3) risks that any of the closing conditions to the proposed Merger, including the Spin-Off, may not be satisfied in a timely manner, (4) risks related to disruption of management time from ongoing business operations due to the proposed

Merger, (5) failure to realize the benefits expected from the proposed Merger, (6) the effect of the announcement of the proposed Merger on the ability of the Company to retain and hire key personnel and maintain relationships with its key business partners, and on its operating results and businesses generally, (7) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (8) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (9) lack of available financing for, or insolvency or consolidation of developers, (10) decreased demand from prospective purchasers of vacation interests, (11) travel related health concerns, (12) the Company’s ability to compete effectively and successfully and to add new products and services, (13) the Company’s ability to successfully manage and integrate acquisitions, (14) the occurrence of a termination event under the master license agreement with Hyatt, (15) the Company’s ability to market vacation ownership interests successfully and efficiently, (16) impairment of the Company’s assets, (17) the restrictive covenants in the Company’s revolving credit facility and indenture, (18) business interruptions in connection with the Company’s technology systems, (19) the ability of managed homeowners associations to collect sufficient maintenance fees, (20) third parties not repaying advances or extensions of credit, (21) fluctuations in currency exchange rates and (22) the Company’s ability to expand successfully in international markets and manage risks specific to international operations.  Discussions of additional risks and uncertainties are contained in the Company’s, Starwood’s and Vistana’s filings with the SEC.  None of the Company, Starwood or Vistana is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed Merger between Merger Sub and Vistana.  In connection with the proposed Merger, the Company filed a registration statement on Form S-4 (File No. 333-208567) (as amended, the “Registration Statement”), containing a proxy statement/prospectus with the SEC.  The Registration Statement was declared effective by the SEC on March 17, 2016, and the Company mailed the proxy statement/prospectus to its stockholders beginning on or around March 21, 2016.  STOCKHOLDERS OF THE COMPANY AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders can obtain copies of the proxy statement/prospectus as well as other filings containing information about the Company, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website.  Copies of documents filed with the SEC by Starwood are available free of charge on Starwood’s investor relations website.

Participants in Solicitation

The Company and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Company common stock in respect of the Company’s stock issuance in connection with the proposed merger.  Information about the directors and executive officers of the Company is set forth in Amendment 1 to the Company’s 2015 Annual Report on Form 10-K, which was filed with the SEC on March 9, 2016.  Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERVAL LEISURE GROUP, INC.

		By:	/s/ Victoria J. Kincke
Name: Victoria J. Kincke
Title: Senior Vice President, General Counsel and Secretary

Date:	April 18, 2016

INTERVAL LEISURE GROUP, INC.

Exhibit Index

Exhibit Number	Description of Exhibit

2.1	Amended and Restated Separation Agreement, dated as of April 18, 2016, by and among Interval Leisure Group, Inc., Starwood Hotels & Resorts Worldwide, Inc. and Vistana Signature Experiences, Inc.
2.2

Amended and Restated Agreement and Plan of Merger, dated as of April 18, 2016, by and among Interval Leisure Group, Inc., Iris Merger Sub, Inc., Starwood Hotels & Resorts Worldwide, Inc. and Vistana Signature Experiences, Inc.

10.1	Amendment to Employee Matters Agreement, dated as of April 18, 2016, by and among Interval Leisure Group, Inc., Starwood Hotels & Resorts Worldwide, Inc. and Vistana Signature Experiences, Inc.